Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
CONESTOGA BANCORP, INC.
CONESTOGA BANK
FP ACQUISITION CORP.
AND
PSB BANCORP, INC.
DATED AS OF AUGUST 30, 2006

i

EXHIBITS:

Exhibit 1	Parent/Sub Plan of Merger
Exhibit 2	Bank Plan of Merger
Exhibit 3	PSB Affiliate Letter
Exhibit 4A	Agreement and General Release for Mr. Fumo
Exhibit 4B	Agreement and General Release for Mr. DiSandro
Exhibit 5	Loan Schedule
Exhibit 6	Articles of Surviving Corporation
Exhibit 7	Bylaws of Surviving Corporation
Exhibit 8	Form of Release Delivered to PSB Directors and Officers

INDEX OF DEFINED TERMS

Acquisition Proposal	35
Agreement	1
Articles of Merger	2
Authorizations	20
Bank Merger	1
Bank Plan of Merger	1
BHCA	10
BIF	10
Business Combination	46
Business Day	5
Certificate	5
Change in PSB Recommendation	34
Closing	2
Closing Date	2
Code	1
Conestoga	1
Conestoga Bank	1
Conestoga Disclosure Schedule	27
Conestoga Termination Fee	46
Confidentiality Agreement	34
Effective Time	2
Environmental Laws	23
ERISA	17
ERISA Affiliate	18
Exchange Act	13
Exchange Agent	6
Exchange Fund	6
FDIC	10
FHLB	10
First Penn Bank	1
FRB	13
GAAP	9
Governmental Entity	13
Griffin	15
Indemnified Parties	39
Insurance Amount	40
Liens	11
Loan	25
Material Adverse Effect	8
Merger	1
Merger Consideration	4
Merger Sub	1
Option	5
Option Consideration	5
PABCL	2
Parent/Sub Merger	1
Parent/Sub Plan of Merger	1
Per Share Price Adjustment	4
Plans	18
Proxy Statement	32
PSB	1
PSB Common Stock	4
PSB Contract	20
PSB Disclosure Schedule	8
PSB ESOP	37
PSB Preferred Stock	11
PSB Recommendation	34
PSB Regulatory Agreement	21
PSB Regulatory Reports	13
PSB Reports	13
PSB Shareholder Approval	12
PSB Shareholders Meeting	34
PSB Stock Plans	11
PSB Termination Fee	46
Requisite Regulatory Approvals	43
Restricted Share	5
SEC	13
Securities Act	13
Subsidiary	10
Superior Proposal	36
Surviving Corporation	2
Tax Return	17
Taxes	17
USA Patriot Act	27
Voting Debt	11

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER, dated as of August 30, 2006 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among Conestoga Bancorp, Inc., a Pennsylvania corporation (“Conestoga”), Conestoga Bank, a Pennsylvania bank and a wholly-owned subsidiary of Conestoga (“Conestoga Bank”), FP Acquisition Corp., a Pennsylvania corporation and a direct wholly-owned subsidiary of Conestoga (“Merger Sub”), and PSB Bancorp, Inc., a Pennsylvania corporation (“PSB”).
BACKGROUND
     The respective Boards of Directors of each of Conestoga, Merger Sub and PSB have determined that it is in the best interests of their respective companies to consummate the business combination transaction provided for herein in which Merger Sub would merge with and into PSB with PSB being the surviving corporation (the “Merger”), and such Boards of Directors have approved the Merger (and, in the case of the Board of Directors of PSB, have declared this Agreement advisable and recommended that it be adopted by PSB’s shareholders), upon the terms and subject to the conditions set forth in this Agreement.
     The parties contemplate that promptly after the Effective Time (as hereinafter defined): (i) PSB will merge with and into Conestoga, with Conestoga surviving the merger (the “Parent/Sub Merger”) in accordance with the plan of merger attached hereto as Exhibit 1 (the “Parent/Sub Plan of Merger”), and (ii) First Penn Bank (“First Penn Bank”), a Pennsylvania-chartered bank and a wholly-owned subsidiary of PSB, will merge with and into Conestoga Bank, with Conestoga Bank surviving such merger (the “Bank Merger”) in accordance with the plan of merger attached hereto as Exhibit 2 (the “Bank Plan of Merger”).
     The parties intend that: (i) the Merger will be treated for federal income tax purposes as a purchase by Conestoga for cash of all of the issued and outstanding stock of PSB, that the Merger will be a “qualified stock purchase” within the meaning of Internal Revenue Code (the “Code”) section 338(d)(3), and that this Agreement will constitute a plan of merger with respect thereto; (ii) the subsequent Parent/Sub Merger will qualify as either (or as both) a tax-free liquidation of PSB within the meaning of Code section 332 and/or a reorganization within the meaning of Code section 368(a), and that this Agreement, together with the Parent/Sub Plan of Merger, will constitute a plan of liquidation and/or plan of reorganization with respect thereto; and (iii) the Bank Merger, will qualify as a reorganization within the meaning of Code section 368(a), and that this Agreement, together with the Bank Plan of Merger, will constitute a plan of reorganization with respect thereto.
     At or prior to the execution and delivery of this Agreement, each director and each executive officer of PSB has executed a letter agreement dated as of August 30, 2006, in the form attached hereto as Exhibit 3.
     At or prior to the execution and delivery of this Agreement, Messrs. Vincent J. Fumo and Anthony DiSandro, both directors and officers of PSB, have each executed an agreement and release dated as of August 30, 2006, in the forms attached hereto as Exhibits 4A and 4B, respectively.

     Conestoga, Merger Sub and PSB desire to make certain representations, warranties, covenants, and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.
     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties, and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
THE MERGER
     1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Business Corporation Law of the Commonwealth of Pennsylvania (the “PABCL”), at the Effective Time, Merger Sub shall merge with and into PSB. PSB shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.
     1.2 Effective Time. Merger Sub and PSB shall prepare the articles of merger for the Merger (the “Articles of Merger”), which they shall file with the Secretary of State of the Commonwealth of Pennsylvania on the Closing Date (as hereinafter defined). The term “Effective Time” shall mean the time when the Merger becomes effective, which shall be upon the filing of the Articles of Merger or at such later time as the parties may agree and as is set forth in the Articles of Merger.
     1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the PABCL.
     1.4 Closing of the Merger. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place as promptly as practicable on such date, time and place as shall be agreed to by the parties after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VIII hereof, other than conditions which by their terms are to be satisfied at Closing, but subject to satisfaction or waiver of such conditions. Notwithstanding the satisfaction or waiver of all conditions to Closing (other than conditions which by their terms are to be satisfied at Closing), PSB shall not be required to close the Merger until the earlier of the sale or participation of all the Loans (as hereinafter defined) listed on Exhibit 5 or December 31, 2006. The actual date of the Closing is hereinafter referred to as the “Closing Date”.
     1.5 Articles of Incorporation. At the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended so as to read in their entirety in the form annexed hereto as Exhibit 6 and shall continue as the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     1.6 Bylaws. At the Effective Time, the by-laws of the Surviving Corporation shall be amended so as to read in their entirety in the form annexed hereto as Exhibit 7 and shall continue as the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.
     1.7 Board of Directors and Officers. The directors and officers of Merger Sub immediately prior to the Effective Time shall continue to be the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and by-laws of the Surviving Corporation, until their respective successors are duly elected or appointed (as the case may be) and qualified.
     1.8 Change to Structure of Merger. The parties may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent requested by any party and consented to by the other parties (such consent not to be unreasonably withheld); provided, however, that no such change shall: (i) alter or change the amount or kind of Merger Consideration (as hereinafter defined), (ii) adversely affect the tax treatment or consequences of the business combination to any party to this Agreement or to PSB’s shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay completion of the transactions contemplated by this Agreement.
     1.9 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of PSB shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange, subdivision or readjustment of shares, or any stock dividend thereon with a record date during such period or other similar transaction, the Merger Consideration and the Option Consideration (as hereinafter defined) shall be appropriately adjusted. In addition, the Merger Consideration and the Option Consideration have been calculated based on the representations and warranties made by PSB in Section 4.3. Without limiting the effect of the failure of the representations and warranties made by PSB in Section 4.3 to be true and correct, in the event that, at the Effective Time, the actual number of shares of PSB Common Stock (as hereinafter defined) outstanding and/or the actual number of shares of PSB Common Stock issuable upon exercise of outstanding Options (as hereinafter defined) is more than as described in Section 4.3 (except as may result from the exercise of any outstanding Options described in Section 4.3), the Merger Consideration and the Option Consideration shall be appropriately adjusted downward.
     1.10 Parent/Sub Merger; Bank Merger. Conestoga and PSB shall use their reasonable best efforts to cause PSB to merge with and into Conestoga, with Conestoga surviving such merger, and First Penn Bank to merge with and into Conestoga Bank, with Conestoga Bank surviving such merger, as soon as practicable after the Effective Time. Concurrently with the execution and delivery of this Agreement, Conestoga shall cause Conestoga Bank, and PSB shall cause First Penn Bank, to execute and deliver the Bank Plan of Merger.

ARTICLE II
CONSIDERATION; EXCHANGE PROCEDURES
     2.1 Conversion of PSB Common Stock. At the Effective Time, by virtue of the Merger:
          (a) Each share of common stock, no par value per share, of PSB (“PSB Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares to be canceled as provided in Section 2.1(d)), shall, by virtue of the Merger, be converted into the right to receive $17.00 in cash, less the Per Share Price Adjustment, if any (as hereinafter defined) (the “Merger Consideration”), payable to the holder thereof in accordance with Article III hereof, less any required withholding of Taxes (as hereinafter defined).
          (b) The dollar amount of cash that each share of PSB Common Stock shall be converted into pursuant to Section 2.1(a) shall be reduced by the sum of the following quotients (the “Per Share Price Adjustment”):
               (i) with respect to each Loan identified on Exhibit 5 that is sold or in which a participation interest is sold (regardless of the actual percentage participation interest of such Loan that is sold):
          (A) the sum of (1) the percentage of net exposure on the Loan retained by PSB or its Subsidiaries after the sale of the Loan or a participation interest therein times the after tax discount associated with that Loan on Exhibit 5, plus (2) 0.6375 times the realized net loss incurred in accordance with generally accepted accounting principles on the disposal of the Loan, divided by;
          (B) 6,048,960, plus:
               (ii) with respect to each Loan identified on Exhibit 5 that is not sold or in which a participation interest is not sold prior to closing,
          (C) the after-tax discount set forth opposite such Loan on Exhibit 5, divided by:
          (D) 6,048,960.
   If any Loan identified on Exhibit 5 is sold or a participation interest in such a Loan is sold as part of a pool with other Loans identified on Exhibit 5, then for purposes of clause (i), the adjustment, if any, shall be determined on an aggregate basis. PSB shall not, and shall not allow First Penn Bank to, sell any Loan identified on Exhibit 5 or a participation interest in any such Loan as part of a pool containing any Loans or other assets other than Loans identified on Exhibit 5 or participations in such Loans without Conestoga’s written consent. The sale of any Loan identified on Exhibit 5 or the sale of any participation interest in any such Loan shall be on a non-recourse basis (except for liability, if any, retained by First Penn Bank solely in its capacity as agent bank in exchange for a customary servicing fee) and shall not obligate PSB or

First Penn Bank to pay to the purchaser a rate of interest different than the rate of interest paid by the borrower under the Loan identified on Exhibit 5.
          (c) All shares of PSB Common Stock (other than shares to be canceled pursuant to Section 2.1(d)) shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of PSB Common Stock (a “Certificate”) shall thereafter cease to have any rights with respect to such shares of PSB Common Stock, except the right to receive the Merger Consideration upon the surrender of such Certificate.
          (d) Each share of PSB Common Stock owned directly by Conestoga, any Subsidiary (as hereinafter defined) of Conestoga, PSB, or any Subsidiary of PSB (other than shares held in trust accounts, managed accounts, custodial or nominee accounts and the like for the benefit of customers or shares held as security for a debt previously contracted) immediately prior to the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and no Merger Consideration or other consideration shall be delivered in exchange therefor.
          (e) Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.
     2.2 Treatment of PSB Stock Options and Restricted Shares.
          (a) As of the Effective Time, each option to purchase PSB Common Stock (each, an “Option”) that is outstanding and unexercised, whether vested or unvested, shall be canceled, and, in exchange for the cancellation of such Option, the holder thereof shall be entitled to receive a payment in cash in accordance with Article III hereof, less any required withholding of Taxes, in an amount equal to the excess, if any, of: (i) the Merger Consideration, over (ii) the exercise price or other amount that would have to be paid in order to receive the PSB Common Stock that is subject to such Option (the “Option Consideration”). In connection therewith, PSB shall provide written notice to each holder of a then outstanding Option (whether or not such Option is then vested or exercisable), that: (A) such Option shall be, as at the date of such notice, exercisable in full, (B) such Option shall terminate at the Effective Time, and (C) if such Option is not exercised or otherwise terminated on or before the fifth Business Day prior to the Effective Time, such Option shall be treated as set forth in the immediately preceding sentence. From and after the Effective Time, other than as expressly set forth in this Section 2.2(a), the holders of Options shall cease to have any rights in respect to such Options other than to receive payment of the Option Consideration. For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking organizations in the City of Philadelphia are required or authorized by law to be closed.
          (b) Each share of PSB Common Stock granted subject to vesting or other lapse restrictions (each, a “Restricted Share”)pursuant to any PSB Stock Plan (as hereinafter defined) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time and, at the Effective Time, the holder thereof shall be entitled to receive the Merger Consideration with respect to each such Restricted Share in accordance with Section 2.1.
          (c) Prior to the Effective Time, PSB shall take such actions as are necessary and/or desirable, if any, to give effect to the transactions contemplated by this Section 2.2.
ARTICLE III
EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION
     3.1 Conestoga to Make Merger Consideration and Option Consideration Available. Conestoga shall appoint an agent, who shall be reasonably acceptable to PSB (the “Exchange Agent”), for the purpose of exchanging PSB Common Stock for the Merger Consideration and Options for the Option Consideration. Prior to the Effective Time, Conestoga shall deposit with the Exchange Agent, for the benefit of the holders of PSB Common Stock and Options, for exchange in accordance with this Article III, an amount of cash sufficient to make all payments pursuant to Article II (such cash amount, the “Exchange Fund”). The cash deposited with the Exchange Agent pursuant to this Section 3.1 shall be invested by the Exchange Agent as directed by Conestoga; provided that: (i) no such investment or losses thereon shall affect the Merger Consideration or the Option Consideration payable to the holders of shares of PSB Common Stock or Options, respectively, and following any losses Conestoga shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of PSB Common Stock and Options in the amount of any such losses, and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 90 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to or at the direction of Conestoga.
     3.2 Exchange of Shares and Options.
          (a) As soon as reasonably practicable after the Effective Time, and in no event more than ten Business Days thereafter, Conestoga shall cause the Exchange Agent to mail to each holder of record of PSB Common Stock or Options a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the PSB Common Stock and Options shall pass, only upon delivery of the Certificates representing the PSB Common Stock or the documents representing the Options to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration therefor and for use in effecting the surrender of the documents representing the Options in exchange for payment of the Option Consideration therefor. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly executed, and any other documentation reasonably requested by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share formerly represented by such Certificate, and such Certificate so surrendered shall forthwith be canceled. Upon proper surrender of documents representing Options for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly executed, and any other documentation reasonably requested by the Exchange Agent, the holder of such Option shall be entitled to receive in exchange therefor the Option Consideration for each share of PSB Common Stock issuable upon exercise of such Option, and such documents representing the Options so surrendered shall forthwith be canceled. No interest will be paid or accrued for the benefit of holders of Certificates on the Merger Consideration payable upon the surrender of the Certificates or for the benefit of holders of Options on the Option Consideration payable upon the surrender of the documents representing such Options. Until surrendered as contemplated by this Article III, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.1 and any document representing Options shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Option Consideration as contemplated by Section 2.2.
          (b) If the payment of the Merger Consideration or the Option Consideration is to be made to a person other than the registered holder of the PSB Common Stock or the Options surrendered in exchange therefor, it shall be a condition of payment that the Certificate or Option documentation so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.
          (c) Any portion of the Exchange Fund that remains unclaimed by the holders of PSB Common Stock and Options for six months after the Effective Time shall be paid, at the request of Conestoga, to Conestoga. Any holders of PSB Common Stock and Options who have not theretofore complied with this Article III shall thereafter look only to Conestoga for payment of the Merger Consideration and the Option Consideration as determined pursuant to this Agreement, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Conestoga, Merger Sub, PSB, the Exchange Agent or any other person shall be liable to any former holder of shares of PSB Common Stock or Options for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws. Any amounts remaining unclaimed by holders of PSB Common Stock or Options immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental authority shall become, to the extent permitted by applicable law, the property of Conestoga free and clear of any claims or interest of any person previously entitled thereto.
          (d) In the event any Certificate or Option documentation shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate or Option documentation to be lost, stolen or destroyed and, if required by Conestoga, the posting by such person of a bond in such amount as Conestoga may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate or Option documentation, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate or Option documentation the Merger Consideration or the Option Consideration, respectively, deliverable in respect thereof pursuant to this Agreement.

          (e) Conestoga or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of PSB Common Stock or Options such amounts as Conestoga or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of any other U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Conestoga or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the PSB Common Stock or Options in respect of whom such deduction and withholding were made by Conestoga or the Exchange Agent.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PSB
     4.1 Disclosure Schedule; Disclosure Standard. As of the date hereof, PSB has delivered to Conestoga a schedule (the “PSB Disclosure Schedule”) setting forth, among other things, certain items, the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article IV or to one or more covenants contained in Article VI. No representation or warranty of PSB contained in this Article IV shall be deemed untrue or incorrect, and PSB shall not be deemed to have breached a representation or warranty, or to have failed to satisfy a related condition, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with that or any other representation or warranty, has had or is reasonably likely to have a Material Adverse Effect (as hereinafter defined). Each section of the PSB Disclosure Schedule qualifies the correspondingly numbered representation or warranty and any other representation or warranty contained in this Article IV if it is reasonably apparent that the disclosure set forth in the PSB Disclosure Schedule is applicable to such other representation or warranty.
          As used in this Agreement, the term “Material Adverse Effect” means a material adverse effect on the business, operations, results of operations in the current or any future fiscal year, or financial condition of PSB and its Subsidiaries taken as a whole or a material adverse effect on PSB’s ability to consummate the transactions contemplated hereby on or before March 31, 2007, in each case as determined from the perspective of a reasonable person in Conestoga’s position. For purposes of the preceding sentence, the fact that any costs, damages or other liabilities or reasonably expected costs, damages or other liabilities arising from or related to any representation or warranty of PSB being untrue or incorrect may be non-recurring or result in only a one-time charge to earnings shall not affect the assessment of their materiality to the results of operations of PSB and its Subsidiaries taken as a whole; provided, that any increase in PSB’s provision for loan losses shall not be considered to cause a Material Adverse Effect solely by reason of the effect such increases have on PSB’s consolidated results of operations for any single fiscal year. In determining whether a Material Adverse Effect has occurred, there shall be excluded any effect resulting from or attributable to: (i) any change after the date of this Agreement in laws, rules or regulations or published interpretations thereof by courts or governmental authorities or in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements, in any such case applicable to banks, savings banks, mortgage banks, mortgage brokers, savings associations or their holding companies generally, except for any such change that has a disproportionate impact on PSB and its Subsidiaries, taken as a whole, relative to the other participants in their industry, (ii) the announcement of this Agreement or the transactions contemplated hereby, any action of Conestoga or its Subsidiaries or any action or omission of PSB or its Subsidiaries taken or omitted to be taken, pursuant to the terms of this Agreement or with the consent or at the direction of Conestoga, or (iii) changes after the date of this Agreement in general economic conditions or interest rates affecting banks, savings banks, mortgage banks, mortgage brokers, savings associations or their holding companies generally, except for any such change that has a disproportionate impact on PSB and its Subsidiaries, taken as a whole, relative to the other participants in their industry and provided, further, that a decrease in the trading or market price of the PSB Common Stock shall not be considered, by itself, to constitute a Material Adverse Effect. Notwithstanding the foregoing, a “Material Adverse Effect” shall be deemed to have occurred if one or more suits, actions or proceedings are instituted or threatened subsequent to the date of this Agreement against PSB or its Subsidiaries or their respective directors or officers in their capacities as such and such suits, actions or proceedings result in or could reasonably be expected to result in costs, damages or other liabilities that would be material relative to the business, operations, results of operations in the current or any future fiscal year, or financial condition of, PSB and its Subsidiaries taken as a whole, or any such suit, action or proceeding could reasonably be expected to have a material adverse effect on PSB’s ability to consummate the transactions contemplated hereby on or before April 30, 2007; in each case as determined from the perspective of a reasonable person in Conestoga’s position. For purposes of the preceding sentence, (x) if the likelihood of an adverse outcome resulting from or arising out of any actual or threatened suit, action or proceeding is more than remote (as defined in Statement of Financial Accounting Standards No. 5 “Accounting of Contingencies”), then, for the avoidance of doubt, it is understood that the full amount of any costs, damages or other liabilities that PSB or its Subsidiaries (or Conestoga or its Subsidiaries as successors thereto following the transactions contemplated by this Agreement) could reasonably be expected to incur or become subject to as a result of such adverse outcome shall be factored into the assessment of the materiality of such suit, action or proceeding, without any discount based on or related to the probability of such adverse outcome in fact occurring, (y) the fact that any costs, damages or other liabilities or reasonably expected costs, damages or other liabilities may be non-recurring or result in only a one-time charge to earnings shall not affect the assessment of their materiality to the results of operations of PSB and its Subsidiaries taken as a whole, and (z) the amount of any insurance proceeds or other amounts that PSB, Conestoga or their respective Subsidiaries may be entitled to recover from third parties in connection with any actual or threatened suit, action or proceeding shall not offset the assessment of costs, damages or other liabilities that PSB, Conestoga or their respective Subsidiaries could reasonably be expected to incur or become subject to as a result of such suit, action or proceeding, unless, in the reasonable judgment of Conestoga, such recoveries are reasonably probable.
          PSB hereby represents and warrants to Conestoga that, except (i) as set forth in the PSB Disclosure Schedule or (ii) as disclosed in the PSB Reports (as hereinafter defined) filed prior to the date hereof, but only to the extent the exception is reasonably apparent from such disclosure:

     4.2 Corporate Organization.
          (a) PSB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. PSB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. PSB is duly registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). The copies of the articles of incorporation and bylaws of PSB which have previously been made available to Conestoga are true, complete, and correct copies of such documents as in effect as of the date of this Agreement.
          (b) Each Subsidiary of PSB: (i) is duly organized and validly existing and in good standing as a bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. The copies of the articles of incorporation and bylaws of each Subsidiary of PSB which have previously been made available to Conestoga are true, complete, and correct copies of such documents as in effect as of the date of this Agreement. “Subsidiary” means, with respect to any person, any corporation, partnership, joint venture, limited liability company or any other entity: (i) of which such person or a subsidiary of such person is a general partner, or (ii) of which securities or other interests having the power to elect a majority of the Board of Directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such person and/or one or more subsidiaries thereof.
          (c) Except for its ownership of First Penn Bank, PSB does not own, either directly or through its Subsidiaries, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). There are no PSB Subsidiaries other than First Penn Bank and those identified in Section 4.2(c) of the PSB Disclosure Schedule. First Penn Bank’s deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund (the “BIF”) and the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by First Penn Bank. Neither PSB nor First Penn Bank has received any notice that such premiums or assessments will be increased, other than any premium or assessment increase applicable to the industry as a whole. First Penn Bank is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Pittsburgh.
     4.3 Capitalization.
          (a) The authorized capital stock of PSB consists of 15,000,000 shares of PSB Common Stock and 5,000,000 shares of preferred stock, no par value per share, of PSB (the “PSB Preferred Stock”). As of the date hereof, there were 5,142,526 shares of PSB Common Stock outstanding (including 250,190 unallocated shares of PSB Common Stock held in the PSB employee stock ownership plan and 120,000 unvested Restricted Shares), no shares of PSB Preferred Stock outstanding and 83,283 shares of PSB Common Stock held in PSB’s treasury. As of the date of this Agreement, no shares of PSB Common Stock or PSB Preferred Stock were reserved for issuance, except for an aggregate of 906,434 shares of PSB Common Stock reserved for issuance upon the exercise of stock options issued pursuant to the 1999 Director Stock Option Plan and the 2001 PSB Stock Incentive Plan (collectively, the “PSB Stock Plans”). All of the issued and outstanding shares of PSB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as set forth above or in Section 4.3(a) of the PSB Disclosure Schedule, PSB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, redemption, sale or issuance of any shares of PSB Common Stock or PSB Preferred Stock or any other equity securities of PSB or any securities representing the right to purchase or otherwise receive any shares of PSB capital stock or any other equity security of PSB (including any rights plan or agreement). Section 4.3(a) of the PSB Disclosure Schedule contains a true, correct, and complete list as of the date hereof of the number of outstanding Options, the exercise price of such Options and the number of shares of PSB Common Stock issuable at such exercise price.
          (b) Except as set forth in Section 4.3(b) of the PSB Disclosure Schedule, PSB owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of PSB’s Subsidiaries, free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither PSB nor any Subsidiary thereof has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, redemption, sale or issuance of any shares of capital stock or any other equity security of any PSB Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary. There are no outstanding obligations of PSB or its Subsidiaries to provide funds or make investments in any of PSB’s Subsidiaries or any other entity, nor has PSB or any of its Subsidiaries granted or agreed to grant to any person any stock appreciation rights or similar equity based rights.
          (c) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which PSB’s shareholders may vote (“Voting Debt”) have been issued by PSB and are outstanding.
          (d) Except as set forth in Section 4.3(d) of the PSB Disclosure Schedule and except for the PSB Subsidiaries, neither: (i) PSB, (ii) First Penn Bank, nor (iii) any other PSB Subsidiary, owns any equity interest, directly or indirectly, in any other company or controls any other company, except for equity interests held in the investment portfolios of PSB Subsidiaries, equity interests held by the PSB Subsidiaries in a fiduciary capacity, equity interests held in connection with the commercial loan activities of the PSB Subsidiaries, or other securities and interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted. PSB or a PSB Subsidiary has good, valid, and marketable title, free and clear of all Liens, to any such interests disclosed on the PSB Disclosure

Schedule, including, without limitation, the interests held in Iron Bridge Holdings, Inc. There are no subscriptions, options, warrants, calls, commitments, agreements or other rights outstanding and held by PSB, First Penn Bank or any other PSB Subsidiary with respect to any other company’s capital stock or the equity of any other person.
          (e) PSB has provided true, correct and complete copies of all agreements related to its ownership interest in Iron Bridge Holdings, Inc., including any agreements related to (i) the voting or transferability of PSB’s ownership interest in such entity, (ii) PSB’s rights to acquire any portion of the ownership interest in such entity held by a third person, or (iii) PSB’s rights in the management of such entity.
     4.4 Authority; No Violation.
          (a) PSB has full corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the shareholders of PSB under the PABCL and in accordance with PSB’s articles of incorporation and bylaws (the “PSB Shareholder Approval”), to consummate the transactions contemplated hereby. The Board of Directors of PSB, by resolutions duly adopted by a unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has (i) determined that this Agreement and the Merger are advisable and are fair to and in the best interests of PSB, and (ii) adopted and approved this Agreement and approved the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement have been duly and validly approved by all necessary corporate action and, except for the PSB Shareholder Approval, no other corporate or shareholder proceedings on the part of PSB are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by PSB and (assuming due authorization, execution and delivery by Conestoga and Merger Sub) constitutes a valid and binding obligation of PSB, enforceable against PSB in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.
          (b) Neither the execution and delivery of this Agreement by PSB nor the consummation by PSB of the transactions contemplated hereby, nor compliance by PSB with any of the terms or provisions hereof, will: (i) violate any provision of the articles of incorporation or bylaws of PSB or any of the similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.5 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to PSB or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of PSB or any of its Subsidiaries under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PSB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

     4.5 Consents and Approvals. Except for: (i) the approval of the Merger and the Bank Merger by the Board of Governors of the Federal Reserve System (“FRB”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement (as hereinafter defined), other filings or approvals as may be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or applicable state securities laws, (iii) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PABCL, (iv) the PSB Shareholder Approval, and (v) the consents and approvals set forth in Section 4.5 of the PSB Disclosure Schedule, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) or of or with any other third party are necessary in connection with (A) the execution and delivery by PSB of this Agreement, and (B) the consummation by PSB of the Merger, the consummation by First Penn Bank of the Bank Merger, and the consummation of the other transactions contemplated hereby. As of the date of this Agreement, PSB does not know of any reason why any Requisite Regulatory Approval (as hereinafter defined) should not be obtained on a timely basis, or will be received with conditions, limitations or restrictions unacceptable to it or Conestoga or that would adversely impact PSB’s or First Penn Bank’s ability to complete the transactions contemplated by this Agreement.
     4.6 SEC Documents; Other Reports.
          (a) PSB has timely filed or furnished all required reports, schedules, registration statements and other documents with the SEC since December 31, 2003 (the “PSB Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the PSB Reports complied with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such PSB Reports, and none of the PSB Reports when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the PSB Reports. None of PSB’s Subsidiaries is required to file periodic reports with the SEC pursuant to section 13 or 15(d) of the Exchange Act.
          (b) PSB and each of its Subsidiaries have timely filed all reports, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2003, with any Governmental Entity (other than the SEC) (“PSB Regulatory Reports”) and have paid all fees and assessments due and payable in connection therewith and none of such PSB Regulatory Reports, or any amendments thereto, when filed contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of PSB and its Subsidiaries or as set forth in Section 4.6(b) of the PSB Disclosure Schedule, no Governmental Entity has initiated any proceeding or, to the knowledge of PSB, threatened an investigation into the business or operations of PSB or any of its Subsidiaries since December 31, 2003. Except as set forth in Section 4.6(b) of the PSB Disclosure Schedule, there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any PSB Regulatory Report filed by, or relating to any examinations by any such Governmental Entity of, PSB or any of its Subsidiaries.
     4.7 Financial Statements; Undisclosed Liabilities.
          (a) The financial statements of PSB (including any related notes and schedules thereto) included or incorporated by reference in the PSB Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present the consolidated financial position of PSB and its consolidated Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown, and have been derived from the accounting books and records of PSB and its Subsidiaries.
          (b) Except for: (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of PSB included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, as filed with the SEC, or (ii) liabilities incurred since June 30, 2006, in the ordinary course of business consistent with past practice, neither PSB nor any of its Subsidiaries since June 30, 2006, has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), other than pursuant to or as contemplated by this Agreement.
     4.8 Books and Records; Internal Controls.
          (a) PSB has maintained records of the proceedings of its governing body and each committee thereof, and of the owners of shares of its capital stock, and has caused such records or comparable records to be maintained for each of its Subsidiaries, whether a corporation or any other form of entity. The minute books of PSB and each Subsidiary contain complete and accurate records of all meetings held of, and action taken by, the shareholders, the board of directors and each committee of the board of directors or other governing body of each such entity, and no meetings of such shareholders or of any such board of directors, body or committee have been held for which minutes have not been prepared and included in such minute books. True, correct, and complete copies of all such minute books have been made available to Conestoga.
          (b) The books, records, and accounts of PSB and its Subsidiaries accurately and fairly reflect its income, expense, assets, liabilities, transactions, and dispositions of its assets in reasonable detail. PSB and its Subsidiaries maintain proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of PSB and its Subsidiaries and to maintain accountability for the assets of PSB and its Subsidiaries, (iii) access to the assets of PSB and its Subsidiaries is permitted only in accordance with management’s authorization, and (iv) the reporting of the assets of PSB and its Subsidiaries is compared with existing assets at regular intervals.
          (c) PSB maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning PSB and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of PSB’s filings with the SEC and other public disclosures.
     4.9 Broker’s Fees. Except for Griffin Financial Group, LLC (“Griffin”), neither PSB nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability, contingent or otherwise, for any broker’s fees, commissions, or finder’s fees in connection with any of the transactions contemplated by this Agreement. The engagement letter between PSB and Griffin relating to Griffin’s engagement as PSB’s financial advisor in connection with the transactions contemplated by this Agreement has been made available to Conestoga.
     4.10 Absence of Certain Changes or Events. Except as set forth in Section 4.10 of the PSB Disclosure Schedule or as disclosed in any filing made by PSB with the SEC since December 31, 2005 and prior to the date hereof, (i) since December 31, 2005, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) from December 31, 2005 to the date hereof, neither PSB nor any of its Subsidiaries have taken any action that would have been prohibited by Section 6.2 if taken after the date of this Agreement.
     4.11 Legal Proceedings. Except as set forth in Section 4.11 of the PSB Disclosure Schedule, there are no pending or, to the best of PSB’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against or affecting PSB or any of its Subsidiaries. No notice has been received that such a legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation is likely to be asserted, commenced, taken, or otherwise pursued in the future. None of PSB, or any of its Subsidiaries or any of their affiliates is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, or award of any governmental authority, or has entered into any settlement agreement, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     4.12 Taxes. Except as set forth in Section 4.12 of the PSB Disclosure Schedule:
          (a) (x) Each of PSB and its Subsidiaries has: (i) duly and timely filed (including pursuant to applicable extensions granted without penalty) all Tax Returns (as hereinafter defined) required to be filed by it, and such Tax Returns are true, correct and complete, and (ii) paid in full or made adequate provision in the financial statements of PSB (in accordance with GAAP) for all Taxes, whether or not shown as due on such Tax Returns; (y) no deficiencies for any Taxes have been proposed or assessed in writing against or with respect to any Taxes due by, or Tax Returns of, PSB or any of its Subsidiaries; and (z) there are no Liens for Taxes upon the assets of either PSB or its Subsidiaries except for statutory liens for current

Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.
          (b) Neither PSB nor any of its Subsidiaries: (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is PSB) filing a consolidated tax return, or (ii) has any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.
          (c) None of PSB or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.
          (d) No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local, or foreign law) has been entered into by or with respect to PSB or any of its Subsidiaries.
          (e) None of PSB or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which section 355 of the Code is applicable.
          (f) All Taxes required to be withheld, collected or deposited by or with respect to PSB and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.
          (g) Neither PSB nor any of its Subsidiaries has granted any waiver of any federal, state, local, or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.
          (h) Except as set forth in Section 4.12(h) of the PSB Disclosure Schedule, neither PSB nor any PSB Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of section 280G of the Code, and neither PSB nor any of its Subsidiaries are required to “gross up” or otherwise compensate any individual because of the imposition of any excise tax (and related interest or penalties) on any such individual resulting from the applicability of sections 280G and 4999 of the Code.
          (i) Neither PSB nor any PSB Subsidiary filed a consent prior to January 1, 2005, to the application of section 341(f) of the Code.
          (j) PSB is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “qualified stock purchase” within the meaning of section 338(d)(3) of the Code.

          (k) Neither PSB nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.
          (l) The unpaid Taxes of PSB and its Subsidiaries (i) did not, as of June 30, 2006, exceed the reserve for Tax liability (rather than any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth on the face of the June 30, 2006 consolidated balance sheet of PSB (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of PSB and its Subsidiaries in filing their Tax Returns.
          (m) Neither PSB nor any of its Subsidiaries has agreed to make any adjustments under section 481(a) of the Code as a result of a change in accounting methods.
          (n) None of the assets PSB or of its Subsidiaries are treated as “tax exempt use property” within the meaning of section 168(h) of the Code.
          (o) The tax basis in the assets of PSB and its Subsidiaries, for purposes of determining its future amortization, depreciation and other federal income tax deductions, is accurately reflected on the tax books and records PSB and its Subsidiaries.
          (p) PSB and its Subsidiaries have disclosed on their Tax Returns all positions taken therein that could give rise to substantial understatement of Tax within the meaning of section 6662 of the Code.
          (q) For purposes of this Agreement, “Taxes” shall mean all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.
          (r) For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.
     4.13 Employees; Employee Benefit Plans.
          (a) Section 4.13 of the PSB Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, multiemployer plans within the meaning of ERISA Section 3(37)), stock purchase, stock option, restricted stock, severance, employment, loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation under which any current or former employee, director or independent contractor of PSB or any of its Subsidiaries has any present or future right to benefits or under which PSB or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Plans.”
          (b) With respect to each Plan, PSB has made available to Conestoga a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter and any current application for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications; (iv) the Form 5500 and attached schedules for the three most recent plan years; (v) audited financial statements for the most recent plan year; (vi) actuarial valuation reports; (vii) service provider contracts; (viii) contracts providing fiduciary or other party in interest insurance; and (ix) contracts providing bonding.
          (c) (i) Each Plan has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Plan which is intended to be qualified within the meaning of Code section 401(a) has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Code section 401(b) has closed, any amendments required by such determination letter were made as and when required by such determination letter, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject PSB or any of its Subsidiaries, solely by reason of their affiliation with any past or present “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)), to any Tax, fine, lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in Section 4.13 of the PSB Disclosure Schedule, no Plan provides, and neither PSB nor any of its Subsidiaries have any obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by section 4980B of the Code; and (v) PSB has made or provided for all contributions required under the terms of each Plan and all contributions have been made within the time required by applicable law.
          (d) None of the Plans is a multiemployer plan (within the meaning of ERISA section 3(37)) and none of PSB, its Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.
          (e) Except as set forth in Section 4.13 of the PSB Disclosure Schedule, with respect to each Plan that is subject to Title IV of ERISA, the present value of the accrued benefits under each such plan, calculated on a plan termination basis (using appropriate or required annuity purchase rates and lump-sum distribution assumptions), based on such plan’s most recent valuation date and determined as of such date, did not exceed the then-current value of the assets of such plan allocable to such accrued benefits. Since the date of such most recent actuarial valuation, there has been no adverse change in the funding status of any such Plan as reflected in the actuarial report for such valuation.

          (f) Except as set forth in Section 4.13 of the PSB Disclosure Schedule, with respect to any Plan, the assets of any trust under such Plan, Plan sponsor, Plan fiduciary or Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of PSB or any of its Subsidiaries, threatened and, (ii) no facts or circumstances exist to the knowledge of PSB or any of its Subsidiaries that could reasonably be expected to give rise to any such actions, suits or claims.
          (g) No Plan which is subject to the minimum funding requirements of Part 3 of Subtitle B of Title I of ERISA or subject to Code section 412, has incurred any “accumulated funding deficiency” within the meaning of section 302 of ERISA or Code section 412 and there has been no waived funding deficiency within the meaning of section 303 of ERISA or Code section 412.
          (h) There are no unsatisfied liabilities to participants, the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or to any other person or entity as the result of the termination of any plan previously maintained, or contributed to, by PSB or any of its Subsidiaries.
          (i) Except as set forth in Section 4.13 of the PSB Disclosure Schedule, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of PSB or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.
          (j) All Plans which provide for the deferral of compensation, within the meaning of Code section 409A, have been administered in good faith compliance with Code section 409A and the guidance and regulations issued thereunder. Except as set forth in Section 4.13 of the Disclosure Schedule, no outstanding stock options and no shares of restricted stock are subject to Code section 409A. In addition, Section 4.13 of the Disclosure Schedule sets forth the amounts of unfunded deferred compensation.
          (k) Except with respect to amendments or modifications required solely to avoid early recognition of income and the additional Taxes imposed under section 409A of the Code or required by applicable law, none of PSB or any of its Subsidiaries has communicated to any current or former employee thereof any intention or commitment to modify any Plan or contract or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.
     4.14 Compliance With Applicable Law. Except as disclosed in Section 4.14 of the PSB Disclosure Schedule:
          (a) PSB and each of its Subsidiaries hold all licenses, franchises, permits and authorizations (“Authorizations”)necessary for the lawful conduct of their respective businesses under all, and are not in violation of any, applicable law, statute, order, rule or regulation of any Governmental Entity relating to PSB or any of its Subsidiaries or their businesses. All Authorizations are in full force and effect without any default or violation thereunder. Neither PSB nor any PSB Subsidiary has received any written notice of any claim or charge that PSB or any PSB Subsidiary is in potential violation of or in default under any such Authorization, or of any actual, proposed, or potential revocation, suspension, termination or limitation of, or refusal to grant, any such Authorization that has not been fully resolved. No event has occurred or circumstance exists that may (with or without notice or passage of time) constitute or result directly or indirectly in a violation of or a failure to comply by PSB or any PSB Subsidiary with any term or requirement of any Authorization.
          (b) Each of PSB and its Subsidiaries has complied in all respects with all laws applicable to it or to the operation of its business. Neither PSB nor any of its Subsidiaries has received any notice of any alleged or threatened claim, violation, or liability under any such laws that has not heretofore been cured and for which there is no remaining liability.
          (c) First Penn Bank is “well capitalized” under the Federal Deposit Insurance Improvement Act of 1991, as amended, and the regulations thereunder.
     4.15 Certain Contracts.
          (a) Except as set forth in Section 4.15(a) of the PSB Disclosure Schedule, as of the date of this Agreement, neither PSB nor any of its Subsidiaries is a party to or is bound by any contract, written arrangement, commitment or understanding (whether written or oral): (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement, (ii) which is with any entity in which PSB holds an equity investment that is accounted for using the equity method of accounting, or (iii) which limits the freedom of PSB or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business or requires PSB or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis. Each contract, arrangement, commitment or understanding of the type required to be listed in Section 4.15(a) of the PSB Disclosure Schedule, whether or not set forth in Section 4.15(a) of the PSB Disclosure Schedule, is referred to herein as a “PSB Contract.”
          (b) Except as set forth in Section 4.15(b) of the PSB Disclosure Schedule: (i) each PSB Contract is legal under applicable law, valid and binding on PSB or its applicable Subsidiary and in full force and effect, except to the extent such PSB Contract or any portion thereof has expired in accordance with its terms, (ii) PSB and each of its Subsidiaries has performed all obligations required to be performed by it to date under each PSB Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of PSB or any of its Subsidiaries or, to the knowledge of PSB, any other party thereto, under any such PSB Contract, and (iv) the execution of this Agreement and the consummation of the transactions contemplated hereby will not give rise to any right of termination or any other material right under any PSB Contract or otherwise require any consent under any PSB Contract. To the extent that execution of this Agreement and the consummation of the transactions contemplated hereby will give rise to any right of termination under any PSB Contract or otherwise require any consent under any PSB Contract, PSB has no reason to believe that such right of termination will be exercised or such consent will not be given.

     4.16 Agreements With Regulatory Agencies. Except as set forth in Section 4.16 of the PSB Disclosure Schedule, neither PSB nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Entity (each, whether or not set forth in Section 4.16 of the PSB Disclosure Schedule, a “PSB Regulatory Agreement”), that currently restricts or by its terms will in the future restrict the conduct of its business or relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management or its business, nor has PSB or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting PSB or any PSB Subsidiary to enter into or become bound by any PSB Regulatory Agreement.
     4.17 PSB Information. The information contained in the Proxy Statement (other than any information relating to Conestoga and its Subsidiaries provided by Conestoga for inclusion in the Proxy Statement) and the information relating to PSB and its Subsidiaries to be provided by PSB for inclusion in any filing pursuant to Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof as relate only to Conestoga or any of its Subsidiaries) will comply as to form with the applicable provisions of the Exchange Act and the rules and regulations thereunder.
     4.18 Title to Property.
          (a) Except as disclosed in Section 4.18(a) of the PSB Disclosure Schedule, PSB and its Subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially interfere with the present or proposed use of such properties. All real property and fixtures material to the business, operations, or financial condition of PSB and its Subsidiaries are in good condition and repair. Section 4.18(a) of the PSB Disclosure Schedule identifies by street address each parcel of real property (whether owned or leased by PSB or any of its Subsidiaries) and the lessor and lessee of each parcel of leased real property and the parties to any agreement (other than a lease) under which any such property is held by PSB or any of its Subsidiaries. Such real property and the premises located thereon are: (i) sufficient for the operational requirements of the business conducted thereon and are expected to continue to be sufficient for the continued conduct of such business after the Closing in substantially the same manner as conducted before the Closing, and (ii) comply with all applicable laws, ordinances and regulations, including, without limitation, all building codes, zoning ordinances and other similar laws, except where any noncompliance would not materially detract from the value, or interfere with the present use, of such structures, improvements, furniture, fixtures and equipment located thereon. A copy of each deed and each lease, to the extent available, and other material contracts relating to such real property has been furnished to or made available to Conestoga.

          (b) PSB and its Subsidiaries have good, valid, and marketable title to all tangible personal property owned by them, free and clear of all Liens except as disclosed in Section 4.18(b) of the PSB Disclosure Schedule. All tangible personal property material to the business, operations or financial condition or PSB and its Subsidiaries is in good condition and repair (ordinary wear and tear excepted).
          (c) All leases of real property and all other leases material to PSB and its Subsidiaries under which PSB or a Subsidiary, as lessee, leases real or other personal property are in full force and effect in accordance with their respective terms, and there is not under such lease any existing default by PSB or such Subsidiary or, to the knowledge of PSB, any other party thereto, or any event which with notice or lapse of time, or both, would constitute such a default.
          (d) PSB and its Subsidiaries currently maintain insurance considered by PSB to be reasonably prudent for their respective operations in accordance with industry practice and sufficient for compliance by PSB and its Subsidiaries with all requirements of law and agreements to which PSB or any of its Subsidiaries are party. Neither PSB nor any Subsidiary has received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or that PSB or any PSB Subsidiary is in default thereunder, or (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) that a policy will not the renewed upon expiration thereof. Except with regard to ordinary course claims under PSB’s medical insurance plans, and except as disclosed in the PSB Disclosure Schedule, there are presently no material claims pending under such policies of insurance and no notices have been given by PSB or its Subsidiaries under such policies during the past two (2) years with respect to any potential material claims. All such insurance is valid and enforceable and in full force and effect, and within the last three years PSB, First Penn Bank and each of its Subsidiaries has received each type of insurance coverage for which they have applied and during such periods have not been denied indemnification for any claims submitted under any of their insurance policies. Section 4.18(d) of the PSB Disclosure Schedule contains a true, correct and complete list of all insurance policies and bonds maintained by PSB and any PSB Subsidiary as of the date hereof, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, and all such insurance policies and bonds are in full force and effect and have been in full force and effect since their respective dates of inception. True, correct, and complete copies of all such policies and bonds reflected in Section 4.18(d) of the PSB Disclosure Schedule have been furnished to or made available to the Conestoga.
     4.19 Environmental Liability. Except as set forth in Section 4.19 of the PSB Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature pending or, to the knowledge of PSB, threatened against PSB or any of its Subsidiaries, or seeking to impose, or that reasonably could be expected to result in the imposition, on PSB or any of its Subsidiaries of any liability or obligation arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal statute, regulation or ordinance, relating to pollution or the discharge of, or exposure to hazardous materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the

“Environmental Laws”). To the knowledge of PSB, there is no reasonable basis for any such proceeding, claim, action, or governmental investigation that would impose any liability or obligation. To the knowledge of PSB, during the period of: (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property. Since December 31, 2003, PSB and its Subsidiaries have complied with all applicable Environmental Laws. PSB has previously made available to Conestoga copies of any and all environmental reports, studies, assessments, and information regarding underground storage tanks or relating to the environmental condition of any property owned or operated by PSB or any PSB Subsidiary.
     4.20 Derivative Instruments. Neither PSB nor any of its Subsidiaries is party to any equity, interest rate or other swaps, caps, floors, option agreements, futures, and forward contracts and other similar risk management arrangements, whether entered into for the account of PSB, or for the account of one or more of its Subsidiaries or their customers.
     4.21 Opinion of Financial Advisor. PSB has received the opinion of Griffin and Curtis Financial Group, LLC dated as of the date of this Agreement, to the effect that, as of such date, the consideration to be paid to the shareholders of PSB in the Merger is fair from a financial point of view to such holders of PSB Common Stock and Griffin and Curtis Financial Group, LLC have consented to the inclusion of their opinions in the Proxy Statement.
     4.22 Intellectual Property. PSB and each of its Subsidiaries owns or possesses, or is licensed or otherwise has the right to use, all proprietary rights, including all patents, trademarks, trade names, service marks and copyrights, necessary for the conduct of their existing businesses and, to the knowledge of PSB, the use of such proprietary rights by PSB and its Subsidiaries does not infringe on or otherwise violate the rights of any person. Except for the agreements listed in Section 4.22 of the PSB Disclosure Schedule, neither PSB nor any of its Subsidiaries is bound by or a party to any licenses or agreements of any kind with respect to any patents, trademarks, trade names, service marks or copyrights which it claims to own. Section 4.22 of the PSB Disclosure Schedule lists all (i) material trademarks, trade names, service marks and copyrights owned by PSB and any of its Subsidiaries, indicating for each whether or not it is registered or is the subject of a pending application with the U.S. Patent and Trademark Office, (ii) material software owned or licensed by PSB and any of its Subsidiaries that is material to the operation of the business of PSB and any of its Subsidiaries, (iii) material patents and patent applications owned or filed by or on behalf of PSB and any of its Subsidiaries, other than commonly available, off-the-shelf software, and (iv) material licenses and other agreements relating to the foregoing (whether as licensor or licensee). Neither PSB nor any of its Subsidiaries has received any communications alleging that any of them has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or otherwise challenges or questions the validity or effectiveness of any of PSB’s or its Subsidiaries’ proprietary rights.

     4.23 Labor Matters.
          (a) Neither PSB nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is PSB or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or violated any law relating to labor or employment or seeking to compel PSB or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any work stoppage, strike or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to PSB’s knowledge, threatened, nor is PSB aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
          (b) Section 4.23(b) of the PSB Disclosure Schedule contains the following true, correct and complete information for each current full-time employee, including each employee on leave of absence or layoff status, of PSB or its Subsidiaries: employer; name; job title; date of commencement of employment; current compensation paid or payable and any change in compensation since December 31, 2005, sick and vacation leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Plan.
          (c) PSB has previously provided the following true, correct and complete information for each retired employee of PSB or its Subsidiaries (and his or her dependents) who is receiving benefits or scheduled to receive benefits in the future: name; pension benefits; pension option election; retiree medical insurance coverage; retiree life insurance coverage; and other benefits, showing the amount of each such benefit paid to or on behalf of such persons in the most recent fiscal year and for the current year through June 30, 2006.
          (d) Except for any PSB Contract, and except as set forth on Section 4.23(d) of the PSB Disclosure Schedule, there is no contract, agreement, commitment, or understanding with any independent contractor, consultant, or agent for PSB or any of its Subsidiaries that is not terminable upon 30 days notice.
          (e) To the knowledge of PSB, no officer, director, agent, employee, consultant or contractor of PSB or any of its Subsidiaries is bound by any contract that purports to limit the ability of such person (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the business of PSB and its Subsidiaries or (ii) to assign to PSB or any of its Subsidiaries or to any other person any rights to any invention, improvement, or discovery. To the knowledge of PSB, no former or current employee of PSB or any of its Subsidiaries is a party to, or is otherwise bound by, any contract that in any way adversely affected, affects, or will affect the ability of the PSB or any of its Subsidiaries or the Surviving Corporation to conduct their respective businesses as heretofore carried on.
     4.24 Loan Matters.
          (a) The allowance for loan losses reflected, and to be reflected, in the PSB Regulatory Reports has been, and will be, established in compliance with the requirements of all applicable regulatory criteria, and the allowance for loan losses shown, and to be shown, on the balance sheets contained in the PSB Reports have been, and will be, established in compliance with the applicable requirements of GAAP.

          (b) Each outstanding extensions of credit (including commitments to extend credit) (a “Loan” (including Loans held for resale to investors)) has been solicited and originated and is administered and serviced, and the relevant Loan files are being maintained in accordance with the relevant loan documents, PSB’s underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules. To the knowledge of PSB, each Loan constitutes the legal, valid, and binding obligation of the obligor named therein.
          (c) All Loans owned by PSB or any PSB Subsidiary, or in which PSB or any PSB Subsidiary has an interest, comply with all laws, including, without limitation, applicable usury statutes, underwriting and recordkeeping requirements and the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, and other applicable consumer protection laws and the regulations thereunder.
          (d) Section 4.24(d) of the PSB Disclosure Schedule lists, as of the most recently available date (and in no event earlier than June 30, 2006) all Loans where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms.
          (e) All Loans receivable and accrued interest entered on the books of PSB and First Penn Bank arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of their respective businesses, and the notes or other evidences of indebtedness with respect to such Loans (including discounts) are true and genuine and are what they purport to be.
          (f) With respect to each Loan owned by PSB or First Penn Bank, in whole or in part that has a balance of unpaid principal and accrued and unpaid interest as of the date hereof in excess of $1,000,000:
               (i) the note and the related security documents, copies of which are included in the applicable Loan file, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;
               (ii) the notes and other evidences of indebtedness evidencing the Loan, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are valid, true and genuine, and what they purport to be;
               (iii) with respect to any Loan held in the form of a participation, the participation documentation is legal, valid, binding, and enforceable and the interest in such Loan of PSB or First Penn Bank created by such participation would not be a part of the insolvency estate of the Loan originator or other third party upon the insolvency thereof.
     4.25 Investment Portfolio. PSB has furnished or made available to Conestoga true, correct, and complete information concerning its investments, or investments made by entities managed by it, in any securities held for sale or in private equity, venture capital, or similar types of investments. All such investments are owned by PSB, directly or indirectly, free and clear of all Liens and there have been no adverse events or developments with respect to any such investment since March 31, 2006.
     4.26 Related Party Transactions. Except as disclosed in the PSB Reports, in the PSB financial statements, or in Section 4.26 of the PSB Disclosure Schedule, PSB is not a party to any transaction (excluding deposits in the ordinary course of business) with any affiliate of PSB (except a PSB Subsidiary), including, without limitation, any Loan. Except as listed in the PSB Disclosure Schedule, all such Loans and other transactions are and were made or entered into in compliance with all applicable laws and regulations. All such transactions were: (i) made in the ordinary course of business, (ii) made on substantially the same terms, including, with respect to Loans, interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or entities, and (iii) with respect to Loans, did not involve more than the normal risk of collectibility or present other risks or unfavorable features. No Loan to any affiliate of PSB is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified, or extended. Neither PSB nor First Penn Bank has been notified that principal and interest with respect to any such Loan will not be paid when due or that the Loan grade classification accorded such Loan by First Penn Bank is inappropriate. Section 4.26 of the PSB Disclosure Schedule lists all Loans to all directors, officers, and employees, or any other person covered by Regulation O of the Board of Governors of the Federal Reserve System.
     4.27 Takeover Laws; Liquidation Account. PSB has taken all action required to be taken by it in order to exempt the Merger, this Agreement, and the transactions contemplated hereby from, and the Merger, this Agreement, and the transactions contemplated hereby, are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination,” or other anti-takeover laws and regulations of any jurisdiction, including, without limitation, the Commonwealth of Pennsylvania. The Merger will not be deemed a liquidation that would require distribution of any liquidation account created in connection with the mutual to stock conversion of the predecessor of First Penn Bank. The Board of Directors of PSB has determined that Conestoga is not, and by virtue of being the beneficiary of the letter agreements executed and delivered by certain directors and officers of PSB in the form attached hereto as Exhibit 3 (the “Letter Agreements”) will not be, the beneficial owner of shares of capital stock of PSB entitled to cast 5% or more of the votes which all shareholders of PSB are entitled to cast for purposes of Article TENTH of PSB’s Articles of Incorporation. In addition, 80% or more of the directors of PSB’s Board of Directors has approved the acquisition of beneficial ownership by Conestoga (by virtue of being the beneficiary of the Letter Agreements if that would be sufficient for purposes of establishing beneficial ownership) of shares of capital stock of PSB having the right to cast in the aggregate 25% or more of all votes entitled to be cast by all issued and outstanding shares of capital stock of PSB for purposes of Article FOURTEENTH of PSB’s Articles of Incorporation.
     4.28 Community Reinvestment Act, Anti-Money Laundering and Customer Information Security. Each of PSB and its applicable Subsidiaries received a rating of at least “Satisfactory” in connection with its last Community Reinvestment Act examination. Except as set forth in the PSB Disclosure Schedule, neither PSB nor First Penn Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist, that would cause First Penn Bank to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory.” PSB and each of its Subsidiaries are operating in compliance with: (i) the federal Bank Secrecy Act, as amended, (the “USA Patriot Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law, statute, rule or regulation, and (ii) applicable privacy or customer information requirements contained in any federal or state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by First Penn Bank pursuant to 12 C.F.R. Part 364. Except as set forth in Section 4.28 of the PSB Disclosure Schedule, the board of directors of PSB and each of its Subsidiaries that qualifies as a “financial institution” under applicable anti-money laundering laws has (x) adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification certification procedures that has not been deemed ineffective by any Regulatory Authority and that meets the requirements of Section 352 of the USA Patriot Act and the regulations thereunder, and (y) during the past three years, have implemented such anti-money laundering mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, applicable anti-money laundering laws.
     4.29 Quality of Representations. The representations and warranties made by PSB in this Agreement and the PSB Disclosure Schedule in connection with the transactions contemplated hereby are true, correct and complete and do not omit statements necessary to make the representations and warranties or such PSB Disclosure Schedules not misleading under the circumstances.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF CONESTOGA
     5.1 Disclosure Schedule; Disclosure Standard. As of the date hereof, Conestoga has delivered to PSB a schedule (the “Conestoga Disclosure Schedule”) setting forth, among other things, certain items, the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article V or to one or more covenants contained in Article VI. No representation or warranty of Conestoga contained in this Article V shall be deemed untrue or incorrect, and Conestoga shall not be deemed to have breached a representation or warranty, or failed to satisfy a related condition, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with that or any other representation or warranty, has had or is reasonably likely to have a material adverse effect on Conestoga’s ability to consummate the transactions contemplated by this Agreement on a timely basis.

     Conestoga hereby represents and warrants to PSB that, except as set forth in the Conestoga Disclosure Schedule:
     5.2 Corporate Organization.
          (a) Each of Conestoga and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Each of Conestoga and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Conestoga is duly registered with the Board of Governors of the Federal Reserve System as a bank holding company under the BHCA. The copies of the articles of incorporation and bylaws of each of Conestoga and Merger Sub that have previously been made available to PSB are true, complete, and correct copies of such documents as in effect as of the date of this Agreement.
          (b) Conestoga Bank: (i) is duly organized and validly existing as a bank under the laws of the Commonwealth of Pennsylvania, (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. Conestoga Bank’s deposits are insured by the FDIC through the BIF to the fullest extent permitted by law. Conestoga Bank is a member in good standing of the FHLB of Pittsburgh.
          (c) Conestoga owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all Liens.
     5.3 Authority; No Violation.
          (a) Each of Conestoga and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly and validly approved by board and shareholder action of the Boards of Directors and shareholders, respectively, of each of Conestoga and Merger Sub, and no other corporate or shareholder proceedings on the part of Conestoga or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Conestoga and Merger Sub and (assuming due authorization, execution and delivery by PSB) constitutes a valid and binding obligation of each of Conestoga and Merger Sub, enforceable against each such corporation in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.
          (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor compliance with any of the terms or provisions hereof, in each case by each of Conestoga and Merger Sub will: (i) violate any provision of the articles of incorporation or bylaws of Conestoga or Merger Sub, or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Conestoga, Merger Sub or any of Conestoga’s other Subsidiaries or any of their respective properties or assets.
     5.4 Consents and Approvals. Except for: (i) the approval of the Merger and the Bank Merger by the FRB, (ii) the making of any filings or the receipt of any approvals under applicable state securities laws, (iii) the filing by Merger Sub of the Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PABCL, and (iv) the consents and approvals set forth in Section 5.4 of the Conestoga Disclosure Schedule, no consents or approvals of, or filings or registrations with, any Governmental Entity or of or with any other third party must be obtained or made by Conestoga or Merger Sub in connection with (A) the execution and delivery by each of Conestoga and Merger Sub of this Agreement, and (B) the consummation by Merger Sub of the Merger and the consummation by each of Conestoga and Merger Sub of the other transactions contemplated hereby. Except as set forth in Section 5.4 of the Conestoga Disclosure Schedule, as of the date of this Agreement, Conestoga does not know of any reason related to Conestoga or its Subsidiaries, directors, officers, or affiliates why any Requisite Regulatory Approval should not be obtained on a timely basis.
     5.5 Broker’s Fees. None of Conestoga, Merger Sub nor any other Subsidiary of Conestoga, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.
     5.6 Conestoga Information. The information relating to Conestoga and its Subsidiaries to be provided by Conestoga to be contained in the Proxy Statement, any filing pursuant to Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
     5.7 Financing. Conestoga and Merger Sub will have available to them at the Effective Time immediately available funds necessary to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses.
     5.8 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS
     6.1 Conduct of Business of PSB Prior to the Effective Time. Except as otherwise contemplated or permitted by this Agreement, as required by applicable law or regulation or with the prior written consent of Conestoga, during the period from the date of this Agreement to the Effective Time, PSB shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the usual, regular and ordinary course consistent with past practice, and (ii) use reasonable best efforts to (A) maintain and preserve intact its business organization, and its material rights, franchises and other Authorizations issued by Governmental Entities, and (B) preserve its advantageous business relationships with customers, vendors and others doing business with it.
     6.2 PSB Forbearances. Except as otherwise contemplated or permitted by this Agreement, as set forth in Section 6.2 of the PSB Disclosure Schedule, or as required by applicable law or regulation or a Governmental Entity of competent jurisdiction, during the period from the date of this Agreement to the Effective Time, PSB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Conestoga:
          (a) (i) adjust, split, combine or reclassify any capital stock; (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or grant any person any right to acquire any shares of its capital stock or any stock appreciation rights, other than dividends paid by any of the Subsidiaries of PSB so long as such dividends are only paid to PSB or any of its other wholly-owned Subsidiaries; (iii) issue or commit to issue any additional shares of capital stock, Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock or Voting Debt, other than the issuance of shares of PSB Common Stock upon exercise and in accordance with the terms of outstanding Options; or (iv) amend or reprice any outstanding right, warrant or option to acquire any shares of capital stock or Voting Debt;
          (b) enter into any new line of business;
          (c) sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its material assets or properties to any person, corporation or other entity (other than a direct wholly-owned Subsidiary), except as expressly required by the terms of any contracts or agreements in force at the date of this Agreement and specifically identified as subject to this Section 6.2(c) in Section 4.15 of the PSB Disclosure Schedule;
          (d) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other means, any business or any corporation, partnership, association or other business organization or division thereof other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;
          (e) (i) increase the compensation or fringe benefits of any present or former director or officer of PSB or its Subsidiaries, (ii) increase the compensation or fringe benefits of any present or former employee of PSB or its Subsidiaries (excluding for this purpose any current or former director or officer), except in the ordinary course of business, and provided that any such increase shall not exceed more three percent (3%) per employee, or (iii) establish, adopt, enter into, amend or terminate any Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement;
          (f) make capital expenditures in excess of $25,000 in the aggregate;
          (g) except with respect to establishment of a branch in Blue Bell, Pennsylvania, make application for the opening or relocation of any, or open or relocate any, branch office;
          (h) enter into or renew any lease for real property;
          (i) except in the ordinary course of business consistent with past practices, (i) incur any indebtedness for borrowed money, or (ii) guarantee or agree to guarantee, or endorse or assume responsibility for, the obligations of any person other than any wholly owned Subsidiary of PSB (other than the endorsement of checks and other negotiable instruments in the normal process of collection);
          (j) amend its articles of incorporation, bylaws or similar governing documents or take or authorize any action to wind up its affairs, liquidate or dissolve or change its corporate or other organizational form;
          (k) make any changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under GAAP as concurred in by PSB’s independent public accountants;
          (l) grant any retention, severance, or termination pay (other than pursuant to written policies or agreements of PSB or PSB Subsidiaries in effect on the date hereof) or enter into any new or amend any existing employment, severance or change in control agreement with, any employee, officer or director of PSB or any PSB Subsidiary, except to the extent any amendment is required to comply with section 409A of the Code;
          (m) materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported or make any investment inconsistent with its investment securities portfolio policy;
          (n) make or acquire any new Loan (including without limitation, lines of credit and letters of credit) to any borrower or group of affiliated borrowers in excess of $500,000 in the aggregate, or increase, compromise, extend, renew or modify any existing Loan in excess of $500,000, except for any commitment disclosed in Section 6.2(n) of the PSB

Disclosure Schedule or make any Loan having exceptions to PSB’s loan policy as in effect on the date hereof;
          (o) make any change in policies in any material respect with respect to the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, investments, deposits, asset and liability management, or other banking policies;
          (p) pay, discharge, settle or compromise any legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigation, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practices that involves solely money damages in the amount not in excess of $25,000 individually or $50,000 in the aggregate;
          (q) except as set forth in Section 6.2(q) of the PSB Disclosure Schedule, waive, release, terminate, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which PSB or any PSB Subsidiary is a party, or enter into any agreement, arrangement or commitment not made in the ordinary course of business, consistent with past practice;
          (r) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Sections 8.1 or 8.2 not being satisfied (or in the satisfaction thereof being materially delayed) or in a Requisite Regulatory Approval not being obtained (or being materially delayed); or
          (s) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.2.
ARTICLE VII
ADDITIONAL AGREEMENTS
     7.1 Regulatory Matters.
          (a) PSB shall, as soon as reasonably practicable following the date of this Agreement, prepare and file with the SEC a proxy statement relating to the matters to be submitted to the PSB shareholders at the PSB Shareholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”). Prior to filing the Proxy Statement with the SEC, PSB shall provide Conestoga a reasonable opportunity to review and comment on the Proxy Statement. PSB shall notify Conestoga promptly of the receipt of any comments from the SEC or its staff on the Proxy Statement and shall respond promptly to all such comments. PSB shall use its reasonable best efforts to (i) have the Proxy Statement cleared by the SEC as promptly as practicable after the date hereof, and (ii) mail the Proxy Statement to its shareholders as promptly as practicable thereafter.
          (b) Subject to the other provisions of this Agreement, the parties hereto shall cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. PSB and Conestoga shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to PSB and Conestoga, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties or Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby.
          (c) Conestoga and PSB shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Conestoga, PSB or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger or the Bank Merger and the other transactions contemplated by this Agreement, and each of Conestoga and PSB will promptly correct any such information in the event it becomes materially false or misleading.
          (d) PSB and Conestoga shall promptly furnish each other with copies of all written communications received by PSB and Conestoga, as the case may be, or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement.
     7.2 Access to Information.
          (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, PSB shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Conestoga access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of PSB and its Subsidiaries, and, during such period, PSB shall, and shall cause its Subsidiaries to, make available to Conestoga all other information concerning its business, properties and personnel as Conestoga may reasonably request. Neither PSB nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule or regulation applicable to the institution in possession or control of such information. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. In addition to the access permitted by this paragraph, from the date of this Agreement through the closing, PSB shall permit employees of Conestoga reasonable access to and participation in matters relating to problem Loans, Loan restructurings and Loan workouts, investments, and other asset/liability activities of PSB and any PSB Subsidiary, provided that nothing contained in this subparagraph shall be construed to grant Conestoga or any Conestoga employee any final decision-making authority with respect to such matters, except as may be more specifically contemplated by Section 6.2.
          (b) Conestoga shall hold all information furnished by PSB or any of its Subsidiaries or representatives pursuant to Section 7.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated November 3, 2005, between Marley Partners, LP (predecessor entity to Conestoga) and PSB (the “Confidentiality Agreement”).
          (c) No investigation by Conestoga or its Representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants, or agreements of PSB set forth herein.
     7.3 Shareholder Approval. PSB shall call a meeting of its shareholders as promptly as reasonably practicable following the date of this Agreement (the “PSB Shareholders Meeting”) for the purpose of obtaining the PSB Shareholder Approval and, except as provided hereby, shall take all lawful action to solicit the adoption of this Agreement by such shareholders. The Board of Directors of PSB shall recommend adoption of this Agreement and the transactions contemplated hereby by the shareholders of PSB (the “PSB Recommendation”); provided, however, that the Board of Directors of PSB may: (i) withdraw, modify, qualify in any manner adverse to Conestoga, condition or refuse to make such recommendation, or (ii) take any other action or make any other public statement in connection with the PSB Shareholders Meeting inconsistent with such recommendation (clause (i) and (ii) collectively, a “Change in PSB Recommendation”) if the Board of Directors of PSB determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would or could reasonably be expected to breach its fiduciary obligations under applicable law. Notwithstanding anything to the contrary herein, PSB shall not be required to hold the PSB Shareholders Meeting if this Agreement is terminated prior thereto.
     7.4 Acquisition Proposals.
          (a) PSB agrees that neither it nor any of its Subsidiaries nor any of the officers, employees and directors of it or its Subsidiaries shall, and it shall not authorize its or its Subsidiaries’ agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, directly or indirectly: (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Subsidiaries, or any sale of 15% or more of the consolidated assets (including stock of its Subsidiaries) of PSB and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions, or any issuance or sale of, or tender or exchange offer for, in a single transaction or series of related transactions, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 15% or more of its total voting power (or of the surviving parent entity in such transaction) or any of its Subsidiaries (any such proposal or offer (other than a proposal or offer made by Conestoga) being hereinafter referred as an “Acquisition Proposal”), (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt by any person to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or publicly propose or agree to do any of the foregoing. Notwithstanding the foregoing provisions of this Section 7.4(a), in the event that, prior to the date of the PSB Shareholders Meeting, PSB receives an unsolicited bona fide Acquisition Proposal, PSB may, and may permit its Subsidiaries and its and their representatives to: (x) furnish or cause to be furnished confidential information or data, (y) participate in such negotiations or discussions and (z) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal if PSB’s Board of Directors concludes in good faith after consultation with its outside legal counsel and financial advisors that, in the case of any action described in clauses (x) or (y) above, such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as hereinafter defined) and, in the case of any action described in clause (z) above, such Acquisition Proposal constitutes a Superior Proposal; provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, PSB shall have entered into a confidentiality agreement with such third party on terms no less favorable to PSB than the Confidentiality Agreement (provided that PSB may enter into a confidentiality agreement without a standstill provision, or with standstill or other provisions less favorable to PSB, if it waives or similarly modifies the corresponding provisions in the Confidentiality Agreement).
          (b) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the adoption of this Agreement by PSB’s shareholders in accordance with this Agreement, PSB’s Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to an Acquisition Proposal that was not solicited in material violation of Section 7.4(a), that such proposal is a Superior Proposal, PSB or its Board of Directors may terminate this Agreement; provided, however, that PSB shall not terminate this Agreement pursuant to this sentence, and any purported termination pursuant to this sentence shall be void and of no force or effect, unless PSB prior to or concurrently with such termination pursuant to this Section 7.4(b) pays to Conestoga the fee payable pursuant to Section 9.2(b); and provided, further, however, that PSB shall not be permitted to exercise its right to terminate this Agreement pursuant to this Section 7.4(b) until after 72 hours following the provision of written notice to Conestoga advising Conestoga that PSB’s Board of Directors intends to cause PSB to accept such Superior Proposal, specifying the material terms and conditions of the Superior Proposal, during which time PSB shall negotiate in good faith with Conestoga to make such adjustments in the terms and conditions of this Agreement as would enable PSB to proceed with the Merger and the transactions contemplated by this Agreement if and to the extent Conestoga elects to make any such adjustments.

          (c) For purposes of this Agreement, “Superior Proposal” with respect to PSB means a bona fide written Acquisition Proposal involving, or any purchase or acquisition of, all or substantially all of the voting power of PSB’s capital stock or all or substantially all of the consolidated assets of PSB, for cash and/or readily marketable securities, which Acquisition Proposal the Board of Directors of PSB concludes in good faith, after consultation with its financial advisors and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), is more favorable to the shareholders of PSB from a financial point of view than the transactions contemplated by this Agreement, and that the failure to pursue such Acquisition Proposal would or could reasonably be expected to breach its fiduciary obligations under applicable law.
          (d) PSB will immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of this Agreement with any persons other than Conestoga with respect to any Acquisition Proposal. PSB will promptly (within one Business Day) following the receipt of any Acquisition Proposal, or of any inquiry that could reasonably be expected to lead to an Acquisition Proposal, advise Conestoga of the material terms thereof and will keep Conestoga reasonably apprised of any material developments related thereto.
          (e) Nothing contained in this Agreement shall prevent PSB or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to shareholders with regard to an Acquisition Proposal. Without limiting the foregoing, a communication by PSB’s board of directors pursuant to Rule 14d-9(f)(3) and any similar communication shall not be deemed to constitute a Change in PSB Recommendation.
     7.5 Legal Conditions to Merger.
          (a) Subject to the terms and conditions of this Agreement, each of Conestoga and PSB shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts: (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger or the Bank Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by PSB or Conestoga or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
          (b) Subject to the terms and conditions of this Agreement, each of Conestoga and PSB agrees to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, in the case of PSB, using reasonable best efforts to (i) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages, and (ii) to fully enforce its rights under the Letter Agreement.
     7.6 Employee Benefits.
          (a) Employee Benefits. Except as otherwise specifically provided in this Section 7.6, Conestoga shall decide at least sixty (60) days prior to the Effective Time whether the employee pension and welfare benefit plans and arrangements of PSB and its Subsidiaries (“PSB Plans”) will continue to be maintained after the Effective Time or whether such PSB Plans shall be amended, frozen, and/or terminated prior to or as of the Effective Time. PSB shall cooperate and shall cause its Subsidiaries to cooperate with Conestoga in implementing such decisions and in taking all actions necessary, subject to requirements of applicable law, to amend, freeze and/or terminate such PSB Plans as Conestoga shall designate.
          (b) PSB Employee Stock Ownership Plan (“PSB ESOP”). As of the Effective Time, the PSB ESOP shall be terminated. As soon as practicable following the execution of this Agreement, PSB shall file all necessary documents with the Internal Revenue Service for a favorable determination letter for the termination of the PSB ESOP as of the Effective Time. As soon as practicable after the receipt of a favorable determination letter for termination from Internal Revenue Service, the account balances in the PSB ESOP, including any surplus in the suspense account after full payment of the ESOP loan and all PSB ESOP administrative expenses, shall be distributed to participants and beneficiaries in accordance with applicable law and terms of the PSB ESOP. Prior to the Effective Time, contributions to, and payments on the loan of, the PSB ESOP shall be made consistent with past practices on the regularly scheduled payment dates; provided, however, that PSB may make a contribution to, and payment on the loan of, the PSB ESOP with respect to the period from January 1, 2006 through the Effective Time.
          (c) First Penn Bank Severance Plan. Prior to the earlier of the Effective Time or December 31, 2006, PSB shall or shall cause First Penn Bank to amend the First Penn Bank Severance Plan retroactive to January 1, 2005, in such manner such that the amounts provided thereunder do not constitute deferred compensation subject to Code section 409A in accordance with proposed Treas. Reg. §1.409A-1(b)(9) and to exclude Messrs. Fumo and DiSandro. Conestoga shall honor the terms of such Plan as so amended.
          (d) Nonqualified Deferred Compensation Plans. With respect to any nonqualified deferred compensation plans subject, or potentially subject, to Code section 409A which are not otherwise specifically addressed in this Section 7.6, PSB shall amend, or shall cause its Subsidiaries to amend, prior to the earlier of December 31, 2006 or the Effective Time, such deferred compensation plans to the extent necessary to comply with Code section 409A. In the event that Conestoga directs termination of such a plan, if permitted in accordance with Code section 409A, or that participation and accruals be frozen, such action shall be effected in such a manner that no person receives redundant benefits, loses existing benefits, or results in an acceleration of payment unless such acceleration is permitted under Code section 409A or a participant’s prior election form so provides.

          (e) Plan Amendments. Notwithstanding the provisions of this Section 7.6 to the contrary, PSB shall, at the reasonable request of Conestoga, amend prior to the Effective Time each employee benefit plan subject to Code section 409A or to cause each such plan to be amended to the extent necessary to comply with Code section 409A. Such amendments shall be provided to Conestoga and its counsel at least ten days prior to their proposed adoption by PSB and shall be subject to the approval of Conestoga, which approval shall not be unreasonably withheld. PSB shall, if requested by Conestoga, terminate, in whole or in part, any employee benefit plan subject to Code section 409A prior to December 31, 2006, in accordance with the requirements of Code section 409A and provide a lump sum payment to each affected participant in an amount equal to each participant’s account balance as of the termination date of such plans.
          (f) Welfare Benefit Plans. In the event of any termination of, or consolidation of a PSB welfare plan with, any Conestoga welfare plan, all PSB Employees who become employees of Conestoga or a Subsidiary of Conestoga and who are eligible for coverage under the PSB welfare plan shall have immediate coverage under any successor welfare plan without the necessity of satisfying a waiting period for coverage of any pre-existing condition and shall become participants in the Conestoga welfare benefit plans, subject to the terms and conditions of such plans, including the required cost allocation between employer and employee and co-pays, deductibles and out-of-pocket expenses.
          (g) PSB Bonus Plans and Arrangements. PSB may continue to administer such bonus programs and arrangements as are disclosed pursuant to this Agreement through the Effective Time, with such equitable modifications as may be appropriate to take into account the circumstances of the Merger and the timing thereof, provided, however, that aggregate payments under PSB bonus plans and arrangements for the fiscal year ending December 31, 2006, shall not exceed the amount set forth in Section 7.6(a) of the PSB Disclosure Schedule.
          (h) PSB Employees’ Defined Benefit Retirement Plan. From the date of this Agreement, PSB shall continue to maintain, without change other than change required by law, its defined benefit pension plan in accordance with all requirements of applicable law. PSB shall, to the extent it has not already done so, effectively freeze participation and benefit accruals effective as of the earlier of the Effective Time or December 31, 2006, and shall timely make any required contributions through the Effective Time.
          (i) Other PSB Plans. From the date of this Agreement through the Effective Time of the Merger, without the prior written consent of Conestoga and except as otherwise expressly permitted by this Agreement, no further benefits, grants or awards shall be made available under any other PSB plans to employees or directors, including, without limitation, the granting of stock options, stock appreciation rights, Restricted Shares, re-load stock options and performance shares.
          (j) No Restriction on Future Amendment. Nothing in this subsection shall be construed as precluding Conestoga from amending or terminating any plan, program, or arrangement following the Effective Time of the Merger.
          (k) Intention Regarding Future Employment. Conestoga shall use its reasonable best efforts to inform PSB employees, at least thirty (30) days prior to the Effective

Time, of the likelihood of such employees having continued employment with Conestoga or a Subsidiary of Conestoga following the Effective Time and, where appropriate in Conestoga’s judgment, it will consider for employment opportunities at Conestoga or a Subsidiary of Conestoga each of the employees of PSB and its Subsidiaries.
     7.7 Indemnification; Directors’ and Officers’ Insurance.
          (a) From and after the Effective Time, in the event of any threatened or actual claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative, and whether brought by, or in the name of, PSB or any of its Subsidiaries and their respective successors or assigns, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer, employee or agent of PSB or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party: (i) by reason of the fact that he is or was a director, officer, employee or agent of PSB, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust or other enterprise, or (ii) based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement, or any of the transactions contemplated hereby and all actions taken by an Indemnified Party in connection herewith, whether in any case asserted or arising before or after the Effective Time, Conestoga shall indemnify each such Indemnified Party against any expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with any such threatened or actual claim, action, suit or proceeding, subject to the limitations under Pennsylvania law related to the indemnification of directors, officers, and other representatives of Pennsylvania corporations.
          (b) Conestoga shall pay all reasonable costs and expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 7.7 to the fullest extent permitted by applicable law if the Indemnified Party is awarded substantially all of the relief sought by a court of competent jurisdiction.
          (c) Conestoga shall use its reasonable best efforts to cause the persons covered by PSB’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time to be covered for a period of six (6) years from the Closing Date by the directors’ and officers’ liability insurance policy or policies maintained by Conestoga with respect to claims arising from facts or events that occurred at or prior to the Effective Time, provided that Conestoga’s policy or policies provide at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of PSB than the terms and conditions of the directors’ and officers’ liability insurance policy of PSB existing on July 31, 2006. Conestoga will not be required to expend, in respect of its obligations to such covered persons as described in the preceding sentence, in any one year an amount in excess of

200% of the annual premiums currently paid by PSB for the insurance covering the officers and directors of PSB (the “Insurance Amount”), provided, that if such expenditure would exceed the Insurance Amount, Conestoga shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount. Promptly following the execution of this Agreement, PSB shall purchase, to the extent available, additional directors’ and officers’ liability insurance or transaction insurance in such reasonable amounts and on such reasonable terms as directed by Conestoga.
               (d) The provisions of this Section 7.7 will survive the Merger.
               (e) If Conestoga or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Conestoga shall assume the obligations set forth in this Section 7.7.
          7.8 Advice of Changes. Conestoga and PSB shall promptly advise the other party of any change or event: (i) which, individually or in the aggregate with other such changes or events, would, or would be reasonably likely to, cause or constitute a material breach of any of its representations, warranties or covenants set forth herein or has or would reasonably be expected to have a Material Adverse Effect (in the case of PSB) or a material adverse effect on its ability to consummate the transactions contemplated by this Agreement on a timely basis (in the case of Conestoga), or (ii) which it believes would or would be reasonably likely to cause a condition to Closing not to be satisfied or satisfaction thereof to be materially delayed. PSB and Conestoga shall update their respective Disclosure Schedules as promptly as practicable after the occurrence of an event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in the Disclosure Schedule. The delivery of such updated Disclosure Schedule shall not relieve PSB or Conestoga, as the case may be, from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Article VIII; provided, however, that any noncompliance with the foregoing provisions of this Section 7.8 shall not constitute failure of a condition set forth in Article VIII or give rise to any right of termination under Article IX unless the underlying change or event shall independently constitute such a failure or give rise to such a right.
          7.9 Bank Merger. From and after the date hereof, Conestoga and PSB shall take all reasonable action necessary to complete the Bank Merger as soon as practicable following the Effective Time.
          7.10 Current Information. During the period from the date of this Agreement to the Effective Time, PSB shall, upon the request of Conestoga, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of Conestoga regarding the financial condition, operations, and business matters of PSB and the completion of the transactions contemplated hereby. Within fifteen (15) days after the end of each month, PSB will deliver to Conestoga a consolidating and consolidated balance sheet and a consolidating and consolidated statement of operations, without related notes, for such month for PSB.

          7.11 Undertakings by PSB.
               (a) From and after the date of this Agreement, PSB shall:
                    (i) Proxy Solicitor. If Conestoga requests, retain a proxy solicitor in connection with the solicitation of the PSB Shareholder Approval;
                    (ii) Outside Service Bureau Contracts. If Conestoga requests, use its reasonable best efforts to obtain an extension of any contract with an outside service bureau or other vendor of services to PSB or any PSB Subsidiary on terms and conditions mutually acceptable to PSB and Conestoga;
                    (iii) Committee Meetings. Permit a representative of Conestoga, who is reasonably acceptable to PSB, to attend all management committee meetings of PSB and First Penn Bank, including, without limitation, any Loan, finance, budget, marketing, community relations, asset/liability, investment, or risk management committees;
                    (iv) Reserves and Merger-Related Costs. Prior to the Effective Time: (A) establish such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of PSB to those of Conestoga (as such practices and methods are to be applied to PSB from and after the Effective Time), and to Conestoga’s plans with respect to the conduct of the business of PSB following the Merger, (B) otherwise to reflect Merger-related expenses and costs incurred by PSB, and (C) sell such assets and/or sell or prepay such liabilities as Conestoga shall so require; provided, however, that PSB shall not be required to take such action: (x) more than five (5) days prior to the Effective Time, and (y) unless Conestoga agrees in writing that all conditions to closing set forth in Article VIII have been satisfied or waived (except for the expiration of any applicable waiting periods);
                    (v) Personnel Information. As reasonably requested by Conestoga, PSB shall deliver to Conestoga updated copies of Section 4.23(b) of the PSB Disclosure Schedule. PSB shall make available for inspection and copying by Conestoga all personnel records (other than medical-related records without the consent of the affected employee);
                    (vi) Personnel Additions and Terminations. Advise and consult with Conestoga regarding the termination or resignation, or threatened termination or resignation, of any member of the executive management of PSB or any PSB Subsidiary; and if requested by Conestoga, advise and consult with Conestoga regarding the hiring or termination of any other employee;
                    (vii) Employment Policies. Deliver to Conestoga all personnel policy manuals, memoranda and postings, and all employee handbooks or other communications with employees regarding personnel policies and practices; furnish additional information as reasonably requested by Conestoga with respect to such policies and practices and any others not covered by any such written materials;
                    (viii) WARN Notices. Assist Conestoga as reasonably requested by it in connection with Conestoga providing notices to affected employees under the Workers

Adjustment and Retraining Notification Act or complying with any other labor and employment law;
                    (ix) Employment Law Claims. Inform Conestoga promptly upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local Government Entity) relating to the alleged liability of PSB or any PSB Subsidiary under any labor and employment law;
                    (x) Environmental Review. Permit Conestoga, if it so elects at Conestoga’s expense, to cause a “phase I environmental audit” to be performed at any physical location owned or occupied by PSB or any PSB Subsidiary;
                    (xi) Maintenance of Insurance. Maintain, and cause the PSB Subsidiaries to maintain, insurance in such amounts as is reasonable to cover such risks as are customary in relation to the character and location of their respective properties and the nature of their respective businesses;
                    (xii) Maintenance of Books and Records. Maintain, and cause the PSB Subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered;
                    (xiii) Taxes. File all federal, state and local Tax returns required to be filed by PSB or any PSB Subsidiary on or before the date such returns are due (including any extensions) and pay all Taxes shown to be due on such returns on or before the date such payment is due and provide for and properly accrue for Taxes not yet due and payable,
                    (xiv) Relationship Officers. Work with Conestoga in identifying and retaining relationship managers and other key PSB employees; and
                    (xv) Loan Sale or Participation. Use its reasonable best efforts to sell, or sell a 100% participation interest in, each of the Loans identified on Exhibit 5 and provide prompt notice to Conestoga of the sale of any such Loan sale or the sale of any participation interest in such Loan, including the price at which such Loan or participation interest is sold. Notwithstanding the foregoing, PSB shall not be obligated to sell any Loan identified on Exhibit 5 or sell a participation interest in any such Loan if, as a result of such sale, the price adjustment required by Section 2.1(b)(i) would exceed the price adjustment that would be required by Section 2.1(b)(ii) if the Loan were not sold.
               (b) From and after the date of this Agreement, PSB shall deliver to Conestoga copies of all documents filed with the SEC promptly after the filing thereof.

ARTICLE VIII
CONDITIONS PRECEDENT
          8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:
               (a) Shareholder Approval. PSB shall have obtained the PSB Shareholder Approval.
               (b) Regulatory Approvals. All regulatory approvals required to consummate the Merger and the Bank Merger shall have been obtained without any material conditions, limitations or restrictions unacceptable to Conestoga and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (all such approvals and the expiration or termination of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).
               (c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the Merger.
          8.2 Conditions to Obligations of Conestoga. The obligations of Conestoga to effect the Merger are also subject to the satisfaction or waiver by Conestoga at or prior to the Closing of the following conditions:
               (a) Representations and Warranties. Each of the representations and warranties of PSB set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such specified date), in each case subject to the standard set forth in Section 4.1 (except for sections 4.2, 4.3 and 4.4(a) which shall be true and correct without regard to the standard set forth in Section 4.1), and Conestoga shall have received a certificate signed on behalf of PSB by the Chief Executive Officer and Chief Financial Officer of PSB to such effect.
               (b) Performance of Obligations of PSB. PSB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Conestoga shall have received a certificate signed on behalf of PSB by the Chief Executive Officer and the Chief Financial Officer of PSB to such effect.
               (c) Agreements with Messrs. Fumo and DiSandro. The agreements with Messrs. Fumo and DiSandro in the forms attached as Exhibits 4A and 4B hereto shall be in full force and effect. Neither PSB nor any of its Subsidiaries shall have agreed to waive or amend any provision of such agreements, nor shall have Mr. Fumo or Mr. DiSandro asserted that any provision of such agreements is unenforceable in any respect nor shall have either of them exercised any right under such agreements to withdraw any release of claims made by them thereunder.
               (d) Agreement with Mr. Polimeno. Mr. Polimeno shall have executed and delivered to PSB a severance agreement and release in a form reasonably satisfactory to Conestoga.
          8.3 Conditions to Obligations of PSB. The obligation of PSB to effect the Merger is also subject to the satisfaction or waiver by PSB at or prior to the Closing of the following conditions:
               (a) Representations and Warranties. Each of the representations and warranties of Conestoga set forth in this Agreement shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such specified date), in each case subject to the standard set forth in Section 5.1 (except for sections 5.2, and 5.3(a) which shall be true and correct without regard to the standard set forth in Section 5.1); and PSB shall have received a certificate signed on behalf of Conestoga by the Chief Executive Officer and the Chief Financial Officer of Conestoga to such effect.
               (b) Performance of Obligations of Conestoga and Merger Sub. Each of Conestoga and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and PSB shall have received a certificate signed on behalf of Conestoga by the Chief Executive Officer and the Chief Financial Officer of Conestoga to such effect.
               (c) Release. Conestoga shall have executed and delivered a release in favor of directors and officers of PSB in the form attached hereto as Exhibit 8.
ARTICLE IX
TERMINATION AND AMENDMENT
          9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (except as otherwise expressly provided in this Section 9.1) after adoption of this Agreement by the shareholders of PSB:
               (a) by mutual consent of Conestoga, Merger Sub and PSB in a written instrument, if the Board of Directors of each of Conestoga, Merger Sub and PSB so determines;
               (b) by either Conestoga or PSB if: (i) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable, or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b) if the denial or order referred to above shall be due to the failure of the party seeking to terminate this Agreement (or in the case of Conestoga, Merger Sub) to perform or observe any of its covenants or agreements set forth herein;
               (c) by either Conestoga or PSB if the Effective Time shall not have occurred on or before April 30, 2007, unless, in the case of PSB, the failure of the Effective Time to occur by such date shall be due to the failure of PSB to perform or observe any of its covenants or agreements set forth herein;
               (d) by either Conestoga or PSB (provided that the terminating party (or, in the case of Conestoga, Merger Sub) is not then in material breach of any representation, warranty, covenant or other agreement contained herein, other than, in the case of Conestoga or Merger Sub, their covenants to consummate the transactions contemplated by this Agreement in accordance with Section 1.4 of this Agreement and their related covenants to otherwise perform their obligations hereunder associated with consummating such transactions) if the other party (or, in the case of a termination by PSB, Merger Sub) shall have breached: (i) any of the covenants or agreements made by such other party (or, in the case of a termination by PSB, Merger Sub) herein, except, in the case of Conestoga or Merger Sub, their covenants to consummate the transactions contemplated by this Agreement in accordance with Section 1.4 of this Agreement and their related covenants to otherwise perform their obligations hereunder associated with consummating such transactions, or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within 30 days following written notice to the party committing such breach specifying in reasonable detail the nature of such breach, or which breach, by its nature, cannot be cured prior to the Closing, and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VIII hereof;
               (e) by either Conestoga or PSB if the PSB Shareholder Approval shall not have been obtained at the PSB Shareholders Meeting or at any adjournment or postponement thereof;
               (f) by Conestoga, if the Board of Directors of PSB shall have: (i) breached, in any material respect the provisions of Section 7.4(a), (ii) effected a Change in PSB Recommendation, or (iii) failed to call, give notice of, convene or hold a meeting of shareholders to consider the Merger within six months after the date hereof;
               (g) by PSB, prior to the adoption of this Agreement by the shareholders of PSB, in accordance with, and subject to the terms and conditions of, Section 7.4(b); provided, however, if PSB elects to exercise its termination right pursuant to this clause, it must have complied with its obligation to provide advance written notice to Conestoga as provided in Section 7.4(b);
               (h) by PSB, if all of the conditions to Closing set forth in Article VIII have been satisfied (other than conditions which by their terms are to be satisfied at Closing), PSB delivers written notice to Conestoga of the satisfaction of all conditions to Closing and the obligation of the parties to close the Merger in accordance with the provisions of Section 1.4, and Conestoga elects not to close the Merger within fifteen (15) days of the date of such written notice. If PSB exercises its right to terminate this Agreement pursuant to this paragraph (h), Conestoga shall pay, or cause Conestoga Bank to pay, PSB, by wire transfer of immediately available funds, as liquidated damages and not as a penalty, the sum of $3,000,000 on or before the second Business Day after the date of such termination (the “Conestoga Termination Fee”).
          9.2 Effect of Termination.
               (a) In the event of any termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Conestoga, Merger Sub, PSB, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that: (i) Section 7.2(b), this Section 9.2, and Article X shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Conestoga, Merger Sub or PSB shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.
               (b) PSB shall pay Conestoga, by wire transfer of immediately available funds the sum of $3,000,000 (the “PSB Termination Fee”) if this Agreement is terminated as follows:
                    (i) if this Agreement is terminated by PSB pursuant to Section 9.1(g), PSB shall pay the entire PSB Termination Fee at or prior to the time of such termination;
                    (ii) if this Agreement is terminated by Conestoga pursuant to Section 9.1(f), PSB shall pay the entire PSB Termination Fee on or before the second Business Day after the date of such termination; and
                    (iii) if this Agreement is terminated by Conestoga or PSB pursuant to Section 9.1(e), and a proposal from a third party with respect to a Business Combination (as hereinafter defined) shall have been publicly announced or otherwise communicated or made known to the shareholders of PSB at any time after the date of this Agreement and on or prior to the date of the PSB Shareholders Meeting, then if within 18 months after such termination PSB or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Business Combination with the third party that made the public announcement or communication, PSB shall pay the PSB Termination Fee on or before the second Business Day after the date of such execution or consummation.
                    (iv) if this Agreement is terminated by Conestoga or PSB pursuant to Section 9.1(c) and within six months following such termination PSB or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Business Combination, PSB shall pay the PSB Termination Fee to Conestoga on or before the second Business Day after the date of such execution or consummation.
                  For purposes of this Section 9.2(b), the term “Business Combination” means (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving PSB or any of its

Subsidiaries as a result of which the holders of the PSB Common Stock prior to such transaction (by virtue of their ownership of such stock) cease to own, in the aggregate, at least 50% of the total voting power of the entity surviving or resulting from such transaction (or, if applicable, the ultimate parent thereof), (ii) any sale in a single transaction or series of transactions of more than 50% of the consolidated assets (including stock of its Subsidiaries) of PSB and its Subsidiaries, taken as a whole, or (iii) any issuance or sale of, or tender or exchange offer for, in a single transaction or series of transactions, voting securities of PSB or First Penn Bank resulting in the ownership by any person of more than 50% of the voting power of PSB (unless the shareholders of PSB immediately prior to such transaction would own in the aggregate more than 50% of such acquiring person) or by any person (other than PSB or any of its Affiliates) of more than 50% of the voting power of First Penn Bank.
               (c) Any PSB Termination Fee that becomes payable pursuant to Section 9.2(b) shall be paid by wire transfer of immediately available funds to an account designated by Conestoga.
               (d) PSB and Conestoga agree that the agreements contained in Section 9.1(h) and Section 9.2(b) are an integral part of the transactions contemplated by this Agreement, that without such agreement neither PSB nor Conestoga would have entered into this Agreement, and that neither the PSB Termination Fee nor the Conestoga Termination Fee constitutes a penalty. If either party fails to pay the amount due under Section 9.1(h) or Section 9.2(b), as the case may be, within the time period specified in such paragraph, such party shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.
          9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of PSB; provided, however, that after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X
GENERAL PROVISIONS
          10.1 Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for: (i) those covenants and agreements contained herein and therein which by their terms survive, apply or are to be performed in whole or in part after the Effective Time, and (ii) this Article X.
          10.2 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as provided in Section 9.2.
          10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the date of delivery if delivered personally or telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.
               (a) if to Conestoga or Merger Sub, to:
Conestoga Bancorp, Inc.
165 Pottstown Pike
Chester Springs, Pennsylvania 19425
Attention: Richard A. Elko, President
Fax No.: (610) 321-6918
                 with a copy to:
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103-6996
Attention: Robert C. Juelke
Fax No.: (215) 988-2757
               (b) if to PSB, to:
PSB Bancorp, Inc.
1835 Market Street, 29th Floor
Philadelphia, Pennsylvania 19103
Attention: Anthony DiSandro, President
Fax No.: (215) 979-7928

                 with a copy to:
Stevens & Lee
620 Freedom Business Center
King of Prussia, Pennsylvania 19406
Attention: Jeffrey P. Waldron
Fax No.: (610) 371-7974
          10.4 Interpretation. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Whenever the word “person” is used in this Agreement, it shall mean an individual, corporation, partnership, association, limited liability company, joint stock company, trust, estate, unincorporated organization, Governmental Entity, or any other legally recognizable entity. Whenever the words “law” or “statute” are used in this Agreement, they shall mean any law, statute, ordinance, regulation, permit, license, certificate, judgment, order, or award of any Governmental Entity. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require PSB, Conestoga or any of their respective Subsidiaries or affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation.
          10.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
          10.6 Entire Agreement. This Agreement (together with the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms.
          10.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania (without giving effect to choice of law principles thereof).
          10.8 Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its shareholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
          10.9 Publicity. Conestoga and PSB shall consult with each other before issuing any press release with respect to the Merger or this Agreement and neither Conestoga (or any of its Subsidiaries) nor PSB (or any of its Subsidiaries) shall issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that Conestoga or PSB may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by law or the rules and regulations of the NASDAQ National Market (in the case of such a release or statement by PSB). Without limiting the reach of the preceding sentence, Conestoga and PSB shall cooperate to develop all public announcement materials and shall make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.
          10.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as expressly provided in Section 7.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
          10.11 Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Common Pleas of the Commonwealth of Pennsylvania or any court of the United States located in the Commonwealth of Pennsylvania, this being in addition to any other remedy to which such party is entitled at law or in equity. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, PSB’s sole and exclusive remedy for any breach of this Agreement by Conestoga or Merger Sub that relates solely to a breach of their covenants to consummate the transactions contemplated by this Agreement in accordance with Section 1.4 or any related covenants hereunder associated with consummating such transactions, shall be limited to PSB’s exercise of its rights under Section 9.1(h) hereof to the extent available by the terms of that section. In addition, each of the parties hereto: (i) consents to submit itself to the personal jurisdiction of the Court of Common Pleas of the Commonwealth of Pennsylvania or any court of the United States located in the Commonwealth of Pennsylvania in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Common Pleas of the Commonwealth of Pennsylvania or any court of the United States located in the Commonwealth of Pennsylvania, and (iv) consents to service being made through the notice procedures set forth in Section 10.3. Each of Conestoga, Merger Sub, and PSB hereby agrees that service of any process, summons, notice, or document by U.S. registered mail to the respective addresses set forth in Section 10.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.
          10.12 Guarantee by Conestoga and Conestoga Bank. Conestoga and Conestoga Bank agree to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants, and obligations under this Agreement. Conestoga and Conestoga Bank guarantee to PSB the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of their respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, to the extent provided in Section 9.1(h) of this Agreement. This is a guarantee of payment and performance and not collection. Conestoga and Conestoga Bank hereby waive diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 10.12.

     IN WITNESS WHEREOF, Conestoga, Conestoga Bank, Merger Sub, and PSB have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

CONESTOGA BANCORP, INC.

By:
Name: Richard A. Elko
Title: President

CONESTOGA BANK

By:
Name: Richard A. Elko
Title: President

FP ACQUISITION CORP.

By:
Name: Richard A. Elko
Title: President

PSB BANCORP, INC.

By:
Name: Anthony DiSandro
Title: President

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